Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO

THE RESTATED CERTIFICATE OF INCORPORATION

OF

XACTLY CORPORATION

Xactly Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Xactly Corporation, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 1, 2005.

2. This Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”) and further amends the provisions of the Corporation’s Restated Certificate of Incorporation (the “Restated Certificate”).

3. The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL.

4. The first paragraph of Article IV of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“Immediately upon the filing of this Certificate of Amendment, each four (4) outstanding shares of Common Stock, each four (4) outstanding shares of Series A Preferred Stock, each four (4) outstanding shares of Series B Preferred Stock, each four (4) outstanding shares of Series C Preferred Stock, each four (4) outstanding shares of Series D Preferred Stock, each four (4) outstanding shares of Series E Preferred Stock, each four (4) outstanding shares of Series D-1 Preferred Stock and each four (4) outstanding shares of Series F Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, one (1) share of Series A Preferred Stock, one (1) share of Series B Preferred Stock, one (1) share of Series C Preferred Stock, one (1) share of Series D Preferred Stock, one (1) share of Series E Preferred Stock, one (1) share of Series D-1 Preferred Stock and one (1) share of Series F Preferred Stock, respectively (collectively, the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.

The Corporation is authorized to issue two classes of stock, designated “Common Stock” and “Preferred Stock,” each with a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation is authorized to issue is 120,000,000 shares. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 79,000,000 shares, 10,652,633 of which shares shall be designated “Series A Preferred Stock,” 9,501,539 of which shares shall be designated “Series B Preferred Stock,” 12,031,497 of which shares shall be designated “Series C Preferred Stock,” 15,563,652 of which shares shall be designated “Series D Preferred Stock,” 15,166,636 of which shares shall be designated “Series E Preferred Stock,” 8,810,000 of which shares shall be designated “Series D-1 Preferred Stock” and 6,868,000 of which shall be designated “Series F Preferred Stock.””

5. Article IV, Section A(1)(a) of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“(a) The holders of the then outstanding shares of Preferred Stock shall be entitled to receive, when, if and as declared by the Board of Directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock (payable other than in Common Stock or other securities or rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock), dividends at the annual rate of (i) $0.7864 per share of Series F Preferred Stock (the “Series F Dividend Rate”), (ii) $$0.608 per share of Series D-1 Preferred Stock (the “Series D-1 Dividend Rate”), (iii) $0.2556 per share of Series E Preferred Stock (the “Series E Dividend Rate”), (iv) $0.608 per share of Series D Preferred Stock (the “Series D Dividend Rate”), (v) $0.4064 per share of Series C Preferred Stock (the “Series C Dividend Rate”), (vi) $0.2704 per share of Series B Preferred Stock (the “Series B Dividend Rate”), and (vii) $0.128 per share of Series A Preferred Stock (the “Series A Dividend Rate”), in each case as adjusted for any stock splits, stock dividends, and similar recapitalization events with respect to such shares (each such event, a “Recapitalization Event”). Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates applicable to each series of Preferred Stock. The Corporation shall not declare, pay or set aside any dividends on shares of Series D-1 Preferred Stock or Junior Preferred Stock unless (in addition to obtaining any consents required elsewhere in this Restated Certificate of Incorporation) the holders of Series F Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series F Preferred Stock in an amount at least equal to the Series F Dividend Rate. No dividends shall be paid on any share of Common Stock unless a dividend (in addition to the amount of any dividends to be preferentially paid pursuant to the above provisions of this Article IV, Paragraph A, Section 1(a)) is paid with respect to all outstanding shares of Preferred Stock in an amount for each such share of Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted. The right to dividends on shares of Preferred Stock shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest. Unless dividends are being paid in conjunction with a liquidation or winding up of the Corporation, all dividends shall be payable only out of the retained earnings of the Corporation.”

6. Article IV, Section B(3)(b)(i) of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“(i) Each share of Junior Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock, at the Series A Conversion Rate, Series B Conversion Rate, Series C Conversion Rate, Series D Conversion Rate and Series E Conversion Rate, as the case may be, then applicable to each such share of Preferred Stock, upon (A) the vote or written consent of the holders of at least two-thirds of the voting power represented by the then outstanding shares of Junior Preferred Stock voting together as a single class, or (B) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock with aggregate gross proceeds to the Corporation (prior to the payment of underwriters’ discounts and commissions) of not less than $40,000,000 (a “Qualified IPO”).”

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IN WITNESS WHEREOF, XACTLY CORPORATION has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 11th day of June, 2015.

XACTLY CORPORATION

By:	/s/ Christopher W. Cabrera
Christopher W. Cabrera
Chief Executive Officer

[Signature Page to Certificate of Amendment of Xactly Corporation]